

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via E-mail</u>
George Economou
Chairman, President and Chief Executive Officer
Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

> **Re: Ocean Rig UDW Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 1-35298**

Dear Mr. Economou:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>If we enter into drilling contracts with countries or government-controlled entities that are subject to restrictions imposed by the U.S. government, our reputation and the market for our common stock could be adversely affected,</u> page 13

1. You state that from time to time you may operate in countries that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. Your annual report does not include disclosure regarding any contacts with Cuba, Iran, Sudan, and/or Syria.

   Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements. Include in your response a description of any equipment, technology, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or controlled by the governments of those countries. Tell us also whether any drilling rigs or drillships that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin equipment or technology to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

2. Your risk factor caption states that your reputation and the market for your stock could be adversely affected if you enter into drilling contracts with countries or government-controlled entities that are subject to restrictions imposed by the U.S. government. It appears to the staff that you could be similarly affected if you engage in certain other activities, including executing drilling contracts with individuals or entities in such countries that are not controlled by their governments, or engaging in operations associated with such countries or entities pursuant to contracts with third parties unrelated to those countries or entities. In future filings that include this risk factor, please revise the risk factor caption as necessary to make clear that you could be similarly affected if you engage in certain other activities relating to such countries and entities.

3. You state that CISADA "expanded" the scope of the "former" Iran Sanctions Act. In future filings that include this risk factor, please revise your disclosure to remove any implication that CISADA replaced, rather than amended, the Iran Sanctions Act.

4. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and/or Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance